UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

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| SEC FILE NUMBER |
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## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018
                                                MM/DD/YY                                        MM/DD/YY

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## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **HitherLane Partners, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**900 Third Avenue - Suite 1401**

(No. and Street)

| **New York** | **NY** | **10022** |
|---|---|---|
| (City) | (State) | (Zip Code) |

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
(Area Code – Telephone Number)

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## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**WithumSmith & Brown, PC**

(Name – *if individual, state last, first, middle name*)

| **200 Jefferson Park, Suite 400** | **Whippany** | **NJ** | **07981-1070** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

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*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, Glen M Friedman _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HitherLane Partners, LLC _____ , as of December 31 _____ , 20 18 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____



JENNIFER ECCLES
Notary Public, State of New York
Registration #01EC6211153
Qualified In New York County
Commission Expires Sept. 14, 2021

_____
Signature

CFO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**HITHERLANE PARTNERS, LLC**

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
PURSUANT TO RULE 17a-5(e)(3) UNDER THE
SECURITIES EXCHANGE ACT OF 1934
(CONFIDENTIAL TREATMENT REQUIRED)

DECEMBER 31, 2018

# HITHERLANE PARTNERS, LLC

**CONTENTS**

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Management and Member of
HitherLane Partners, LLC

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of HitherLane Partners, LLC. (the "Company"), as of December 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and supplementary information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Supplemental Information

The supplemental information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

*WithumSmith+Brown, PC*

We have served as the Company's auditor since 2015.
February 15, 2019

WithumSmith+Brown, PC   1411 Broadway, 9th Floor, New York, New York 10018-3496   T (212) 751 9100   F (212) 750 3262   withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

# HITHERLANE PARTNERS, LLC

## STATEMENT OF FINANCIAL CONDITION

**December 31, 2018**

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 15,714 |
| Investment in securities of affiliate, at fair value (cost $318,260) | | 329,578 |
| Fees receivable - Kellner Management, LP | | 46,827 |
| Other | | 2,761 |
| | $ | 394,880 |
| **Liabilities and member's equity** | | |
| Liabilities | | |
| Payable to Kellner Management, LP | $ | 28,668 |
| Accrued expenses and other liabilities | | 70,142 |
| Total liabilities | | 98,810 |
| Member's equity | | 296,070 |
| | $ | 394,880 |

The accompanying notes are an integral part of these financial statements.

# HITHERLANE PARTNERS, LLC

## STATEMENT OF OPERATIONS

**Year Ended December 31, 2018**

| | | |
|---|---|---|
| **Income** | | |
| Commission income | $ | 166,305 |
| Dividend income | | 2,583 |
| Unrealized gain on investments | | 305 |
| Total income | | 169,193 |
| **Expenses** | | |
| Payroll and office support | | 328,652 |
| Commission expense | | 166,284 |
| Rent | | 31,200 |
| Audit | | 23,610 |
| Travel | | 15,254 |
| Dues | | 5,369 |
| Conferences | | 995 |
| Other | | 14,801 |
| Total expenses | | 586,165 |
| **Net loss** | $ | (416,972) |

The accompanying notes are an integral part of these financial statements.

# HITHERLANE PARTNERS, LLC

## STATEMENT OF CHANGES IN MEMBER'S EQUITY

**Year Ended December 31, 2018**

| | | |
|---|---|---|
| **Member's equity,** beginning of year | $ | 290,042 |
| **Capital contributions** | | 423,000 |
| **Net loss** | | (416,972) |
| **Member's equity,** end of year | $ | 296,070 |

The accompanying notes are an integral part of these financial statements.

# HITHERLANE PARTNERS, LLC

## STATEMENT OF CASH FLOWS

**Year Ended December 31, 2018**

| | | |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net loss | $ | (416,972) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Purchases of investments | | (2,583) |
| Net unrealized gain on investments | | (305) |
| Changes in operating assets and liabilities: | | |
| Fees receivable - Kellner Management, LP | | (19,827) |
| Other | | (491) |
| Payable to Kellner Management, LP | | 702 |
| Accrued expenses and other liabilities | | 21,629 |
| **Net cash used in operating activities** | | (417,847) |
| **Cash flows provided by financing activities** | | |
| Capital contributions | | 423,000 |
| **Net cash provided by financing activities** | | 423,000 |
| **Net change in cash** | | 5,153 |
| **Cash**, beginning of year | | 10,561 |
| **Cash**, end of year | $ | 15,714 |

The accompanying notes are an integral part of these financial statements.

**Note 1 -**     **Nature of Business**

HitherLane Partners, LLC (the "Company") is a Delaware Limited Liability Company formed in 2013.    The sole member of HitherLane Partners, LLC is Kellner Capital, LLC. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company engages in the placement of interests in investment vehicles sponsored by both affiliated and non-affiliated entities.

The Company does not handle cash or securities on behalf of customers. Accordingly, it is not affected by SEC Rule 15c3-3.

**Note 2 -**     **Significant Accounting Policies**

Basis of Presentation

The Company's records are maintained on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Cash

Cash includes cash held on deposit at a widely known commercial bank. Cash deposits are insured by the Federal Deposit Insurance Company ("FDIC") up to $250,000. Cash has not exceeded FDIC insurable limits during the reporting period.

Valuation of Investments in Securities, at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. Securities are carried at fair value. Realized and unrealized gains and losses on securities owned are included in the statement of operations.

**Note 2 -**       <u>Significant Accounting Policies (continued)</u>

<u>Valuation of Investments in Securities, at Fair Value - Definition and Hierarchy (continued)</u>

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

*Level 1* – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

*Level 2* – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

*Level 3* – *V*aluations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed.

Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect

**Note 2 -**      **Significant Accounting Policies (continued)**

Valuation of Investments in Securities, at Fair Value - Definition and Hierarchy (continued)

those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many investments.

The Company's investment in securities as reported in the statement of financial condition represents the Company's investment in an open-end mutual fund, is classified as Level 1, and is valued at the published net asset value as of December 31, 2018. All other financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

Revenue from Contracts with Customers

Adoption

On January 1, 2018, the Company adopted ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") using the modified retrospective method (i.e., applied prospectively effective January 1, 2018 without revising prior periods), which had no impact on the Company's opening retained earnings. Under Topic 606, revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service.

Recognition

The Company determines revenue recognition through the following five steps:

- Identification of the contract, or contracts, with a customer
- Identification of the performance obligations in the contract
- Determination of the transaction price
- Allocation of the transaction price to the performance obligations in the contract
- Recognition of revenue when, or as, performance obligations are satisfied

The Company's performance obligations are satisfied at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service at an amount that reflects the consideration expected to be received in exchange for such services under the terms of the contract, which may at times involve significant judgement.

**Note 2 -**     <u>**Significant Accounting Policies (continued)**</u>

The Company's primary function is to assist in marketing of mutual fund interests in Kellner Funds (specifically GAKIK and GAKAX) to potential participants. Under the terms of its arrangement with its affiliate, Kellner Management LP ("Kellner"), the Company is entitled to receive a fee for its services based on the applicable Net Asset Value ("NAV") of participants that were introduced to the mutual funds by the Company. The Company's performance obligation under this contract is the marketing of the mutual fund interests, and is considered by the Company as satisfied at the point in time the service is provided.

The Company's fee is based on the NAV as of the last day of each quarterly valuation date as multiplied by the applicable quarterly fee rate (which varies based on the salesperson and the ultimate original source of the introduction). The Company's fee is calculated quarterly and payable in arrears.

<u>Disaggregation of Revenue</u>

Substantially all of the Company's revenues for the year ended December 31, 2018 originated from its arrangement with its affiliate. The Company also generates commission income earned from investment referrals based on various contracts it has with investment companies. Commission income from these private placement transactions amounted to $208 and is included in commission income on the statement of operations.

<u>Receivables and Contract Balances</u>

Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. As of January 1, 2018, the receivables balance was $27,000. At December 31, 2018, there were receivables of $46,827 reported in the statement of financial condition.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied.

As of January 1, 2018 and during the year the Company had no contract assets or contract liabilities. As of December 31, 2018, the Company had no contract assets or contract liabilities.

**Note 2  -**    <u>**Significant Accounting Policies (continued)**</u>

<u>Income Taxes</u>

The net income or loss of the Company flows through to its member.   Accordingly, no federal income taxes are included in the accompanying financial statements.   The Company is also subject to various state income taxes.

The Company is subject to the New York City unincorporated business tax. There was no tax liability for the year ended December 31, 2018.

At December 31, 2018, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.  As of December 31, 2018, open Federal tax years include the tax years ended December 31, 2015 through December 31, 2017.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense.  No amounts were accrued for the payment of interest and penalties at December 31, 2018.

**Note 3  -**    <u>**Net Capital Requirements**</u>

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital the greater of $5,000 or 6 2/3% of aggregate indebtedness.  At December 31, 2018, the Company had liabilities of $98,810 necessitating a net capital requirement of $6,587.  Actual net capital was calculated to be $225,838 at December 31, 2018, which was $219,251 in excess of its net capital requirement of $6,587.

**Note 4  -**    <u>**Contingencies**</u>

The nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business.  The ultimate outcome of any such actions against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

**Note 5  -**    <u>**Related Party Transactions**</u>

The Company is reliant upon Kellner Capital, LLC to provide operating capital or any additional regulatory capital as appropriate due to the lack of revenues.

The Company receives commission income from a related party, Kellner Management, LP, on a quarterly basis. Such income totaled $166,096 and is included in commission income on the accompanying statement of operations. Commission income of $46,827 was due from Kellner Management, LP as of December 31, 2018 and is included in fees receivable on the accompanying statement of financial condition.

**Note 5 -**      <u>**Related Party Transactions (continued)**</u>

The Company has an expense sharing agreement with Kellner Management, LP, where the Company pays Kellner Management, LP a monthly fee for their share of various shared services, such as salaries and occupancy. Such fees totaled $359,852 and are included in the related service expenses on the accompanying statement of operations.

As a result of the expense sharing agreement with Kellner Management, LP, a payable to Kellner Management, LP is booked on a monthly basis, and paid to Kellner Management, LP in the month immediately following. As of December 31, 2018, $28,668 was payable to Kellner Management, LP on the accompanying statement of financial condition.

The Company's investment in securities as reported on the statement of financial condition is an investment in a related party open-end mutual fund, ticker symbol GAKAX. The net unrealized gain on the investment in GAKAX was $305 for the year ended December 31, 2018.

**Note 6 -**      <u>**Recent Accounting Pronouncements**</u>

In February 2016, the FASB issued ASU No. 2016-02, Leases ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the statement of financial condition through a right to use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. The new guidance is effective for years beginning after December 15, 2018 with early adoption permitted. The Company has evaluated ASU 2016-02 and believes it will not have a material impact on its financial statements and related disclosures. The Company's management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company's financial statements.

**Note 7 -**      <u>**Subsequent Events**</u>

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2018, through February 15, 2019, the date which the financial statements were available to be issued.

On January 14, 2019, the Company repaid Kellner Management, LP $28,668.

Through February 15, 2019, capital contributions in the amount of $32,000 were received from Kellner Capital, LLC.

# HITHERLANE PARTNERS LLC

**Supplementary Information**

**Computation of Net Capital**
**under Rule 15-c3-1 of the**
**Securities and Exchange Commission**
**December 31, 2018**

**Computation of Net Capital**

| | | |
|---|---|---|
| Total member's equity qualified for net capital | $ | 296,070 |
| | | |
| Deductions and/or charges | | |
| Non-allowable assets: | | |
| Fees receivable - Kellner Management, LP | | 18,159 |
| Prepaid expense | | 2,636 |
| | | |
| Total deductions and/or charges | | 20,795 |
| | | |
| Net Capital before haircuts on securities | | 275,275 |
| | | |
| Haircuts on securities | | 49,437 |
| | | |
| Net Capital | $ | 225,838 |
| | | |
| Aggregate indebtedness | | |
| Liabilities from statement of financial condition | | 98,810 |
| | | |
| Total aggregate indebtedness | $ | 98,810 |
| | | |
| Computation of basic net capital requirement | | |
| Minimum of net capital required (greater of $5,000 or | | |
| 6 2/3% of aggregate indebtedness) | $ | 6,587 |
| | | |
| Net Capital in excess of minimum requirement | $ | 219,251 |
| | | |
| Ratio of aggregate indebtedness to net capital | | 43.75% |

There are no material differences between the computation of net capital presented above and the
computation of net capital in the Company's unaudited Form X-17a-5, Part II-A filing
as of December 31, 2018.

# HITHERLANE PARTNERS LLC

**Supplementary Information**

**Computation for Determination of Reserve Requirements and Information**
**Relating to Possession or Control Requirements Under Rule 15c3-3 of the**
**Securities and Exchange Commission**
**December 31, 2018**

The Company is exempt from Securities Exchange Commission ("SEC") Rule 15c3-3  as the Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 of the Securities and Exchange Commission.

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Management and Member of
HitherLane Partners, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) HitherLane Partners, LLC (the "Company") stated the Company may file an exemption report because it had no obligations under SEC Rule 15c3-3. The Company does not handle cash or securities on behalf of customers and (2) the Company stated that it had no obligations under SEC Rule 15c3-3 throughout the year ended December 31, 2017. Management is responsible for compliance with 17 C.F.R. §15c3-3(k) and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. §15c3-3(k). A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

*WithumSmith+Brown, PC*

February 15, 2019

**WithumSmith+Brown, PC**   1411 Broadway, 9th Floor, New York, New York 10018-3496   **T** (212) 751 9100   **F** (212) 750 3262   **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

# HITHERLANE PARTNERS, LLC

**RULE 15c3-3 EXEMPTION REPORT**

**December 31, 2018**

HitherLane Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. part 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. part 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company may file an exemption report because the Company had no obligations under 17 C.F.R. part 240.15c3-3 throughout the most recent fiscal year without exception.



Executed by the Person who made the oath
or affirmation under SEC Rule 17a-5(e)(2)